                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                    TO RULES 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)
                                (Amendment No. 1)


                     Birner Dental Management Services, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    091283200
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Richard E. Beckman
          300 E. Long Lake Road, Suite 311, Bloomfield Hills, MI 48304
                                 (248) 203-1121
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 28, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                                Page 1 of 4 Pages
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CUSIP NO. 091283200                    13D

1            NAME OF REPORTING PERSONS

                  Walter Knysz, Jr. D.D.S.

             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [ ]

                                                                        (b)  [ ]
3            SEC USE ONLY

4            SOURCE OF FUNDS*
                  PF
5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEM 2(d) or 2(e)

                  Not Required

6            CITIZENSHIP OR PLACE OF ORGANIZATION

                United States

              7      SOLE VOTING POWER
 NUMBER OF           83,475
  SHARES      8      SHARED VOTING POWER
BENEFICIALLY         0
  OWNED BY    9      SOLE DISPOSITIVE POWER
    EACH             83,475
 REPORTING   10      SHARED DISPOSITIVE POWER
PERSON WITH          0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
             PERSON

                          83,475

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*                                      [ ]

13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          6.2%

14           TYPE OF REPORTING PERSON*

                          IN


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         This Amendment No. 1 amends the Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on October 10, 2002, on behalf of Walter Knysz, Jr. D.D.S. Capitalized terms used but not otherwise defined herein shall have the meanings heretofore ascribed to them in the Schedule 13D.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended and restated as follows:

         Dr. Knysz used an aggregate of $300,805 of his personal funds to purchase all of the Common Stock purchased through March 28, 2003.

ITEM 4.           PURPOSE OF TRANSACTION.

         Item 4 is hereby amended by the addition of the following paragraph:

         The purchases of the additional shares of Common Stock since the filing of the Schedule 13D by Dr. Knysz was in furtherance his previously described intentions and were undertaken in light of applicable trading prices.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and restated as follows:

         (a) As of March 28, 2003, Dr. Knysz was the beneficial owner of 83,475 shares, or 6.2% of the outstanding Common Stock of Birner.

         (b) Dr. Knysz has the sole power to vote, direct the vote, dispose and direct the disposition of these 83,475 shares of Common Stock.

         (c) Dr. Knysz has effected the following transactions in the Common Stock during the sixty-day period ending March 28, 2003:

                  Date of                   Type of                  Number          Price
                Transaction               Transaction              Of Shares       Per Share
                -----------               -----------              ---------       ---------
                 3/27/2003            Open-market purchase            2,500          $10.98
                 3/28/2003            Open-market purchase            1,000          $10.98
                 3/28/2003            Open-market purchase            1,800          $10.94

         (d) Not applicable.

         (e) Not applicable.



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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                  April 3, 2003
                                            ------------------------------------
                                            (Date)

                                                  /s/ Walter Knysz Jr. D.D.S.
                                            ------------------------------------
                                            (Signature)

                                                  Walter Knysz Jr. D.D.S.
                                            ------------------------------------
                                            (Name/Title)





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